SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 43)

L BRANDS, INC.

(Name of Issuer)

Common Stock, $0.50 Par Value	501797-10-4
(Title of class of securities)	(CUSIP number)

Michael Aiello, Esq.
Howard Dicker, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

July 13, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 501797-10-4	13D	Page 2

1	NAMES OF REPORTING PERSONS
Leslie H. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
28,001,096 (1)

	8	SHARED VOTING POWER
7,040,550 (1)

	9	SOLE DISPOSITIVE POWER
28,001,096 (1)

	10	SHARED DISPOSITIVE POWER
7,040,550 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,041,646 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Without giving effect to the Public Offering and Private Sale (as defined in Item 4 hereof). See Items 4 and 5 hereof.

CUSIP No. 501797-10-4	13D	Page 3

1	NAMES OF REPORTING PERSONS
Abigail S. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,429,369 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,429,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,429,369 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Without giving effect to the Public Offering and Private Sale (as defined in Item 4 hereof).  See Items 4 and 5 hereof.

This Amendment No. 43 (“Amendment No. 43”) amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 42 thereto, and is filed by Leslie H. Wexner and Abigail S. Wexner (collectively, the “Reporting Persons”), with respect to the Common Stock, $0.50 par value per share (the “Common Stock”), of L Brands, Inc. (the “Company” or the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On July 13, 2021, Leslie H. Wexner (“Mr. Wexner”) agreed to sell 10,000,000 shares of Common Stock to the Company (the “Private Sale”), subject to customary closing conditions and subject to and immediately following the closing of an underwritten public secondary offering of an aggregate of 20,041,646 shares of Common Stock by Mr. Wexner and certain other selling stockholders affiliated with the Reporting Persons (the “Public Offering”).  The price per share to be paid by the Company in the Private Sale will be equal to the public offering price in the Public Offering, less the underwriting discount.  On July 14, 2021, Mr. Wexner and the other selling stockholders agreed to sell to the underwriters in the Public Offering at price of $73.01 per share (equal to the public offering price of $74.50 less an underwriting discount).  The Public Offering and Private Sale are expected to close on July 19, 2021.  Following the closings, the Reporting Persons expect to have disposed of all shares of Common Stock beneficially owned by them, other than 5,000,000 shares.  Such shares will be subject to a lock-up agreement with the underwriters for 30 days following the Public Offering.

Item 5.	Interest in Securities of the Issuer.

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 43 are incorporated herein by reference, as of July 15, 2021.  Without giving effect to the Public Offering and Private Sale, as of July 15, 2021, the Reporting Persons beneficially owned an aggregate of 35,041,414 shares of Common Stock, representing approximately 12.7% of the outstanding shares, as determined in accordance with Rule 13d-3 (based on 274,748,600 shares of Common Stock outstanding as of June 30, 2021, as reported in the Company’s preliminary prospectus supplement filed pursuant to Rule 424(b)(3) with the SEC on July 13, 2021).  Additional details are set forth below.

Person	Number of Shares	Notes
Leslie H. Wexner (“Mr. Wexner”)	35,041,646	(1)(2)
Abigail S. Wexner (“Mrs. Wexner”)	3,429,369	(3)

(1)	Includes 0 shares issuable to Mr. Wexner within 60 days following July 15, 2021, upon the exercise or vesting of outstanding stock awards from the Company.

(2)
Includes: 127,567 shares held by The Linden East Trust; 3,611,181 shares held by The Linden West Trust; 1,081,741 shares held by The Wexner Family Charitable Fund (a not-for-profit corporation qualified under Internal Revenue Code Section 501(c)(3)); 141,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; 343,166 shares held by Rose Trust; and 28,001,096 shares directly owned by Mr. Wexner.  Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to the shares held by The Linden East Trust and The Linden West Trust.

(3)
Includes: 127,567 shares held by The Linden East Trust; 1,081,741 shares held by The Wexner Family Charitable Fund; 141,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mrs. Wexner shares voting and investment power with Mr. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to shares held by The Linden East Trust and Linden East II trust.  Excludes 31,612,277 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 43 and (ii) Item 5(a) hereof are incorporated herein by reference, as of July 15, 2021.

(c)          The Reporting Persons have not effected any transactions in Common Stock since their most recent filing on Schedule 13D (June 7, 2021) except as described in Items 4 and 6 of this Amendment No. 43 (which are hereby incorporated herein by reference).

(d), (e):  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 43 is incorporated herein by reference.

On June 28, 2021, Abigail S. Wexner gifted 3,500,000 shares of Common Stock to Leslie H. Wexner.  On June 29, 2021, the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer, transferred 4,892,608 shares of Common Stock to Mr. Wexner without consideration in exchange.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2021

/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner